Exhibit 12.

QEP Resources, Inc.

Ratio of Earnings to Fixed Charges

(Unaudited)

	9 Months Ended September 30,
	2010	2009
	(dollars in millions)
Earnings
Income before income taxes and adjustment for income or loss from equity investees	$356.5	$187.2
Add (deduct):
Fixed charges	65.9	50.7
Distributed income from equity investees	1.8	0.1
Capitalized interest	(1.4)	—
Noncontrolling interest in pre-tax income of subsidiary that has not incurred fixed charges	(2.1)	(1.7)

Total Earnings	$420.7	$236.3

Fixed Charges
Interest expense	$62.8	$49.2
Capitalized interest	1.4	—
Estimate of the interest within rental expense	1.7	1.5

Total Fixed Charges	$65.9	$50.7

Ratio of Earnings to Fixed Charges	6.4	4.7

For purposes of this presentation, earnings represent income before income taxes adjusted for fixed charges, earnings, losses from early extinguishment of debt and distributions of equity investees. Income before income taxes includes QEP Resources’ share of pretax earnings of equity investees. Fixed charges consist of total interest charges (expensed and capitalized), amortization of debt issuance costs and the interest portion of rental expense estimated at 50%.

QEP Resources 2010 Form 10-Q